UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 6)

                                  LODGIAN, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    54021P106
                                 (CUSIP Number)

                             Edgecliff Holdings, LLC
                         Casuarina Cayman Holdings Ltd.
                            Edgecliff Management, LLC
                        1994 William J. Yung Family Trust
                                   Joseph Yung
                                 William J. Yung
            The 1998 William J. Yung and Martha A. Yung Family Trust
                               207 Grandview Drive
                          Fort Mitchell, Kentucky 41017
                            Attn: Mr. William J. Yung

                                 with a copy to:

                    Paul, Weiss, Rifkind, Wharton & Garrison
                           1285 Avenue of the Americas

                             New York, NY 10019-6064
                           Attn: James M. Dubin, Esq.

                                  April 7, 2000
                     (Date of Event which Requires Filing of
                                 this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 54021P106                                         Page 2
          ---------

1         NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Edgecliff Holdings, LLC

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP */             (a)[X]
                                                                          (b)[ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS */

          OO

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Kentucky

                                7         SOLE VOTING POWER

           NUMBER OF                      0
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        0
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          0

                                10        SHARED DISPOSITIVE POWER

                                          0

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,598,100

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES */                                                          [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          9.32%

14        TYPE OF REPORTING PERSON */

          OO

----------
*/       See Instructions Before Filling Out

                                  SCHEDULE 13D

CUSIP No. 54021P106                                         Page 3
          ---------

1         NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Casuarina Cayman Holdings Ltd.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP */             (a)[X]
                                                                          (b)[ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS */

          WC

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Cayman Islands, B.W.I.

                                7         SOLE VOTING POWER

           NUMBER OF                      0
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        0
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          0

                                10        SHARED DISPOSITIVE POWER

                                          0

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          493,700

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES */                                                          [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          1.77%

14        TYPE OF REPORTING PERSON */

          CO

----------
*/       See Instructions Before Filling Out

                                  SCHEDULE 13D

CUSIP No. 54021P106                                         Page 4
          ---------

1         NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Edgecliff Management, LLC

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP */             (a)[X]
                                                                          (b)[ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS */

          OO

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Kentucky

                                7         SOLE VOTING POWER

           NUMBER OF                      0
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        0
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          0

                                10        SHARED DISPOSITIVE POWER

                                          0

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,598,100

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES */                                                          [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          9.32%

14        TYPE OF REPORTING PERSON */

          OO

----------
*/       See Instructions Before Filling Out

                                  SCHEDULE 13D

CUSIP No. 54021P106                                         Page 5
          ---------

1         NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          1994 William J. Yung Family Trust

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP */             (a)[X]
                                                                          (b)[ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS */

          Not Applicable

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Ohio

                                7         SOLE VOTING POWER

           NUMBER OF                      0
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        0
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          0

                                10        SHARED DISPOSITIVE POWER

                                          0

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES */                                                          [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0%

14        TYPE OF REPORTING PERSON */

          OO

----------
*/       See Instructions Before Filling Out

                                  SCHEDULE 13D

CUSIP No. 54021P106                                         Page 6
          ---------

1         NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Joseph Yung, Investment Advisor to the 1994 William J. Yung Family Trust and The 1998 William J. Yung and Martha A. Yung Family Trust

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP */             (a)[X]
                                                                          (b)[ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS */

          Not Applicable

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America

                                7         SOLE VOTING POWER

           NUMBER OF                      0
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        0
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          0

                                10        SHARED DISPOSITIVE POWER

                                          0

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES */                                                          [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0%

14        TYPE OF REPORTING PERSON */

          IN

----------
*/       See Instructions Before Filling Out

                                  SCHEDULE 13D

CUSIP No. 54021P106                                         Page 7
          ---------

1         NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          William J. Yung

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP */             (a)[X]
                                                                          (b)[ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS */

          Not Applicable

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America

                                7         SOLE VOTING POWER

           NUMBER OF                      3,091,800
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        0
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          3,091,800

                                10        SHARED DISPOSITIVE POWER

                                          0

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,091,800

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES */                                                          [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          11.09%

14        TYPE OF REPORTING PERSON */

          IN

----------
*/       See Instructions Before Filling Out

                                  SCHEDULE 13D

CUSIP No. 54021P106                                         Page 8
          ---------

1         NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          The 1998 William J. Yung and Martha A. Yung Family Trust

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP */             (a)[X]
                                                                          (b)[ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS */

          Not Applicable

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Ohio

                                7         SOLE VOTING POWER

           NUMBER OF                      0
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        0
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          0

                                10        SHARED DISPOSITIVE POWER

                                          0

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES */                                                          [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0%

14        TYPE OF REPORTING PERSON */

          OO

----------
*/       See Instructions Before Filling Out

Item 1.  Security and Issuer.

         Item 1 is restated in its entirety as follows.

         This Schedule 13D relates to the Common Stock, par value $.01 per share (the "Shares"), of Lodgian, Inc., a Delaware corporation ("Lodgian"). The address of Lodgian's principal executive offices is Two Live Oak Center, 3445 Peachtree Road, N.E., Suite 700, Atlanta, Georgia 30326.

Item 2.  Identity and Background.

         Unchanged.

Item 3.  Source and Amount of Funds or Other Consideration.

         Unchanged.

Item 4.  Purpose of Transaction.

         The information below supplements the information previously reported in Item 4.

         According to publicly available information, Lodgian has a classified Board of Directors consisting of three classes, with each class of directors serving for three-year terms. Before the changes announced on March 9, 2000 by Lodgian, three members of the Board of Directors were subject to reelection at Lodgian's 2000 Annual Meeting of Stockholders (the "2000 Annual Meeting"). Specifically, before the changes announced on March 9, 2000, Lodgian's Board was constituted as follows: Class I (term expiring in 2002) included Peter R. Tyson and one vacant seat; Class II (term expiring in 2000) included Michael A. Leven, Joseph C. Calabro and John M. Lang; and Class III (term expiring in 2001) included Robert S. Cole, Richard H. Weiner and one vacant seat. Thus, before the changes announced on March 9, 2000, Lodgian stockholders had the right to nominate and appoint directors to replace all three Class II directors at the 2000 Annual Meeting.

         On March 9, 2000, Lodgian announced that the following changes had been made to its Board. First, Joseph C. Calabro resigned as a Class II director with a term expiring in 2000 and was immediately appointed to fill a vacancy in Class I, with a term expiring in 2002. Second, the Board of Directors reduced the Board's size from eight to six members, with the result that each class now consisted of only two directors. Realizing that Lodgian's bylaws provided that a director "elected to fill a vacancy shall hold office only until the next election of directors by the stockholders," the Director Defendants (as defined below) deleted this bylaw and provided, instead, that "[a]ny director elected by the Board to fill a vacancy shall hold office for a term that shall coincide with the term of the class to which such director shall have been elected." As a result, Lodgian shareholders now only may nominate and vote for two out of a total of six directors at the 2000 Annual Meeting, whereas previously they were entitled to vote for three out of six directors.

         On April 7, 2000, Casuarina Cayman Holdings, Ltd. ("Casuarina") and Edgecliff Holdings, LLC ("Edgecliff") filed a Verified Complaint for Declaratory and Injunctive Relief (the "Complaint") in the Court of Chancery of the State of Delaware in and for New Castle County, naming Lodgian, Peter R. Tyson, Joseph C. Calabro, John M. Lang, Robert S. Cole and Richard H. Weiner as defendants (collectively, the "Defendants") to redress the foregoing actions.

         The Complaint alleges that defendants Peter R. Tyson, Joseph C. Calabro, John M. Lang, Robert S. Cole and Richard H. Weiner (the "Director Defendants") voted to reduce the size of Lodgian's Board and limit the number of directors who must stand for election at the 2000 Annual Meeting for the sole purpose of interfering with Lodgian stockholders' ability to replace 50% of Lodgian's Board of Directors at the 2000 Annual Meeting. The Complaint seeks judgment (1) declaring that the Defendants have breached their fiduciary duties of loyalty to Lodgian stockholders, (2) enjoining the Director Defendants and Lodgian, its officers, agents, servants and employees from enforcing the reduction in the size of Lodgian's Board of Directors from eight to six members and (3) declaring that Lodgian's stockholders have the right to nominate and elect three Class II directors at the 2000 Annual Meeting. The above description of Casuarina's and Edgecliff's claims is qualified in its entirety by reference to the Complaint, a copy of which is attached hereto as Exhibit 9 and which is incorporated herein by reference.

         Also on April 7, 2000, Casuarina and Edgecliff filed a Motion (the "Motion") in the Court of Chancery of the State of Delaware in and for New Castle County moving for an expedited trial and expedited discovery. A copy of the Motion is attached hereto as Exhibit 10 and is incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer.

         The information below amends the information previously reported in
Item 5 pertaining to beneficial ownership.

         Casuarina directly owns 493,700 Shares, which represents 1.77% of the outstanding Shares. William J. Yung may be deemed to control Casuarina and may therefore be deemed to have beneficial ownership of all of such Shares owned directly by Casuarina.

         Edgecliff is the record owner of 2,598,100 Shares, which represents 9.32% of the outstanding Shares. Edgecliff Management, LLC ("Management") is the sole managing member of Edgecliff, and William J. Yung is the sole managing member of Management. Management and William J. Yung, by virtue of such control, may be deemed to have beneficial ownership of the 2,598,100 Shares held of record by Edgecliff.

         Casuarina, Edgecliff, the 1994 William J. Yung Family Trust, The 1998 William J. Yung and Martha A. Yung Family Trust, Management, Joseph Yung and William J. Yung, may be deemed to be members of a "group" (as defined under Rule 13d-5 under the Securities Exchange Act of 1934, as amended) that beneficially owns 3,091,800 Shares in the aggregate, which represents 11.09% of the outstanding shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Unchanged.

Item 7.  Material to be Filed as Exhibits.

         Item 7 is hereby amended and restated in its entirety to read as follows:

         Exhibit 1. Engagement Letter between Casuarina Cayman Holdings Ltd.
                    and Greenhill & Co., LLC, dated November 10, 1999. 1/

         Exhibit 2. Letter to Lodgian, Inc. from Casuarina Cayman Holdings Ltd., dated November 16, 1999. 2/

         Exhibit 3. Letter to Casuarina Cayman Holdings Ltd. from Lodgian, Inc., dated November 19, 1999. 3/

         Exhibit 4. Letter to Lodgian, Inc. from Casuarina Cayman Holdings Ltd., dated November 22, 1999. 3/

         Exhibit 5. Joint Filing Agreement, dated November 22, 1999, among
                    Casuarina Cayman Holdings Ltd., the 1994 William J. Yung Family Trust, Joseph Yung and William J. Yung. 3/

         Exhibit 6. Joint Filing Agreement, dated December 29, 1999, among
                    Edgecliff Holdings, LLC, Casuarina Cayman Holdings Ltd., Edgecliff Management, LLC, 1994 William J. Yung Family Trust, Joseph Yung, William J. Yung and The 1998 William J. Yung and Martha A. Yung Family Trust. 4/

         Exhibit 7. Letter to Lodgian, Inc. from Casuarina Cayman Holdings Ltd., dated January 18, 2000. 5/

         Exhibit 8. Joint Filing Agreement, dated January 18, 2000, among
                    Edgecliff Holdings, LLC, Casuarina Cayman Holdings Ltd., Edgecliff Management, LLC, 1994 William J. Yung Family Trust, Joseph Yung, William J. Yung and The 1998 William J. Yung and Martha A. Yung Family Trust. 5/

--------
1/      Filed as an Exhibit to Amendment No. 1 to the Schedule 13D.

2/      Filed as an Exhibit to Amendment No. 2 to the Schedule 13D.

3/      Filed as an Exhibit to Amendment No. 3 to the Schedule 13D.

4/      Filed as an Exhibit to Amendment No. 4 to the Schedule 13D.

5/      Filed as an Exhibit to Amendment No. 5 to the Schedule 13D.

         Exhibit 9.  Complaint, dated April 7, 2000. 6/

         Exhibit 10. Motion, dated April 7, 2000. 6/

         Exhibit 11. Joint Filing Agreement, dated April 7, 2000, among
                     Edgecliff Holdings, LLC, Casuarina Cayman Holdings Ltd., Edgecliff Management, LLC, 1994 William J. Yung Family Trust, Joseph Yung, William J. Yung and The 1998 William J. Yung and Martha A. Yung Family Trust. 6/

--------
6/      Filed herewith.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 7, 2000

                                            EDGECLIFF HOLDINGS, LLC


                                            By: /s/ William J. Yung
                                                -------------------
                                                Name:  William J. Yung
                                                Title: President


                                            CASUARINA CAYMAN HOLDINGS LTD.


                                            By: /s/ William J. Yung
                                                -------------------
                                                Name:  William J. Yung
                                                Title: President


                                            EDGECLIFF MANAGEMENT, LLC


                                            By: /s/ William J. Yung
                                                -------------------
                                                Name:  William J. Yung
                                                Title: President


                                            1994 WILLIAM J. YUNG FAMILY TRUST

                                            By: The Fifth Third Bank,
                                                as Trustee

                                                By: /s/ Timothy A. Rodgers
                                                    ----------------------
                                                    Name:  Timothy A. Rodgers
                                                    Title: Trust Officer

                                            /s/ Joseph Yung
                                            ---------------
                                            Joseph Yung


                                            /s/ William J. Yung
                                            -------------------
                                            William J. Yung


                                            THE 1998 WILLIAM J. YUNG AND MARTHA
                                            A. YUNG FAMILY TRUST

                                            By: The Fifth Third Bank,
                                                as Trustee

                                                By: /s/ Timothy A. Rodgers
                                                    ----------------------
                                                    Name:  Timothy A. Rodgers
                                                    Title: Trust Officer

                                  Exhibit Index


Exhibit                              Description
-------                              -----------
1 Engagement Letter between Casuarina Cayman Holdings Ltd. and Greenhill & Co., LLC, dated November 10, 1999. 1/

2 Letter to Lodgian, Inc. from Casuarina Cayman Holdings Ltd., dated November 16, 1999. 2/

3 Letter to Casuarina Cayman Holdings Ltd. from Lodgian, Inc., dated November 19, 1999. 3/

4 Letter to Lodgian, Inc. from Casuarina Cayman Holdings Ltd., dated November 22, 1999. 3/

5 Joint Filing Agreement, dated November 22, 1999, among Casuarina Cayman Holdings Ltd., the 1994 William J. Yung Family Trust, Joseph Yung and William J. Yung. 3/

6 Joint Filing Agreement, dated December 29, 1999, among Edgecliff Holdings, LLC, Casuarina Cayman Holdings Ltd., Edgecliff Management, LLC, 1994 William J. Yung Family Trust, Joseph
              Yung, William J. Yung and The 1998 William J. Yung and Martha
              A. Yung Family Trust. 4/

7 Letter to Lodgian, Inc. from Casuarina Cayman Holdings Ltd., dated January 18, 2000. 5/

8 Joint Filing Agreement, dated January 18, 2000, among Edgecliff Holdings, LLC, Casuarina Cayman Holdings Ltd., Edgecliff Management, LLC, 1994 William J. Yung Family Trust, Joseph Yung, William J. Yung and The 1998 William J. Yung and Martha
              A. Yung Family Trust. 5/

9             Complaint, dated April 7, 2000. 6/

10            Motion, dated April 7, 2000. 6/

---------
1/       Filed as an Exhibit to Amendment No. 1 to the Schedule 13D.

2/       Filed as an Exhibit to Amendment No. 2 to the Schedule 13D.

3/       Filed as an Exhibit to Amendment No. 3 to the Schedule 13D.

4/       Filed as an Exhibit to Amendment No. 4 to the Schedule 13D.

5/       Filed as an Exhibit to Amendment No. 5 to the Schedule 13D.

6/       Filed herewith.

11 Joint Filing Agreement, dated April 7, 2000, among Edgecliff Holdings, LLC, Casuarina Cayman Holdings Ltd., Edgecliff Management, LLC, 1994 William J. Yung Family Trust, Joseph Yung, William J. Yung and The 1998 William J. Yung and Martha
             A. Yung Family Trust. 6/